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                                   EXHIBIT 4.1

                 COMPENSATION AGREEMENT WITH GREGORY J. CHACHAS.


                               Gregory J. Chachas
                              174 Dorchester Drive
                            Sale Lake City Utah 84103


                                  June 9, 1999
Mr. George G. Cachas
Wenthur & Chachas
4180 La Jolla Village Drive
Suite 500
La Jolla, CA 92067

Re: Covingham Capital Coprp
Acceptance Appointment as director and Officer

Dear George:

As we discussed I accept the appointment as a director and the Vice President of Covingham Capital corp. Further, as the corporation has limited cash resources, I agree to accept shares of the common stock as payment director, advisory and legal services provided to the corporation from time to time.

Sincerely,


/s/ Gregory J Chachas
Gregory J. Chachas